

Mail Stop 3010

March 18, 2010

Mr. Chris Cronin
President and Chief Executive Officer
CommonWealth Realty Partners, Inc.
50 Federal Street
Newburyport, MA 01950

> **Re: CommonWealth Realty Partners, Inc.**
> **Registration Statement on Form S-11**
> **Filed December 16, 2009**
> **File No. 333-164986**

Dear Mr. Cronin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that there is no trading market for your stock and that you do not intend to apply for listing on an exchange. Therefore, it appears that your shares would not be "covered securities" as defined in Section 18 of the Securities Act of 1933. Please tell us whether your offering is subject to registration and review by state securities regulators.

2.   We note that in response to our prior comment 1 you filed a new registration statement on Form S-11. Please withdraw the initial filing on Form S-1.

Cover Page of the Prospectus

3.   We note your response to prior comment 5. Our previous request to remove the cross-reference to the Risk Factors section was in error. Please restore the cross-reference, as required by Item 501(b)(5) of Regulation S-K.

Risk Factors, page 3

4.   Please revise to discuss the risk, if true, that you do not have a redemption program available to shareholders and the additional liquidity risks associated with the lack of such a program.

Our management has limited experience in running a public company, page 4

5.   Please revise to remove the second sentence of this risk factor, which mitigates the risk you are describing. Such mitigating language is not appropriate for the risk factors disclosure.

We may not make a profit if we sell a property, page 8

6.   We note disclosure in the Use of Proceeds section indicating your intention to invest in "flip" properties. Please expand on the particular resale risks associated with these types of investments.

The current debt market volatility may affect the availability and amount of financing for our acquisitions, page 11

7.   Please revise to clarify the statement that your existing debt is fixed rate debt. It appears that you have only a loan outstanding to Mr. Cronin, which bears 0% interest. If you have additional debt outstanding, please revise the Liquidity section of your prospectus to describe the additional debt. Also, please clarify the reference to your "current portfolio" in the third sentence of this risk factor.

Available Information, page 14

8.   We note your response to prior comment 18. Please revise the third paragraph further to replace the reference to West-Core Drilling Inc. with a reference to your company.

Use of Proceeds, page 16

9.   Please reconcile the offering expenses disclosed in the use of proceeds table with your disclosures on pages 17-19 and 34 that estimated offering expenses are $14,300.

Dilution, page 19

10.   Please revise to correct the percentage dilution assuming the sale of 10% of the shares of common stock in this offering.

Interest of Named Experts and Counsel, page 23

11.   Please tell us whether your obligation to issue shares to Jillian Ivey Sidoti is contingent upon her providing a legality opinion. If so, please disclose the contingent nature of this arrangement. Refer to Item 509 of Regulation S-K.

Description of Business, page 24

12.   Please revise to briefly explain the concept of "capitalization rates" and clarify what you mean by "capitalization upon stabilization."

13.   Refer to the discussion of quick turnover properties at the bottom of page 24. Please revise to clarify your definition of "low risk" and "high margin" as those terms relate to flips. Explain how you will ensure that the flips you acquire will meet these criteria.

14.   We note your revised disclosure regarding planned operations in response to prior comment 34. We continue to believe that you should provide expanded disclosure regarding your current circumstances. Please revise your disclosure as previously requested in this section as well as the MD&A to describe in more detail management's business plan to generate cash flows and obtain additional funding currently.

15.   We note your disclosure throughout the Risk Factors section and elsewhere in your filing regarding competition in your industry and the resulting impact that such competition could have on your future business. Please include in this section a discussion of competitive conditions in your business and identify the particular markets where you plan to acquire properties. Please also explain how the services you plan to provide are distinguishable from your competitors. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition

Results of Operations, page 27

16.   Please revise to describe the nature of your expenses for the period reported.

Liquidity and Capital Resources, page 27

17.   We note your response to our prior comment 39 and reissue the comment in part.
        We note that the promissory note included as Exhibit 10.1 states that the note
        payable to Mr. Cronin is convertible into shares of common stock. Please revise
        your discussion here and in Note 3 to the financial statements to disclose all
        significant terms of the note payable to Mr. Cronin.

Notes to the Financial Statements, page F-6

18.   Please revise to disclose the pertinent rights and privileges of the preferred stock
        outstanding. Refer to ASC 505-10-50-3.

Part II. Information Not Required in Prospectus

Item 26. Recent Sales of Unregistered Securities., page 35

19.   We have considered your response to prior comment 43. You address why the
        offering did not involve integration with other offerings; however, it remains
        unclear from your response how all transactions disclosed hereunder were exempt
        from registration under Section 4(2) of the Securities Act of 1933. Please revise
        to briefly describe all of the facts relied upon to make the 4(2) exemption
        available. We may have further comment based on your response. Refer to Item
        701(d) of Regulation S-K.

20.   We note that Mr. Cronin purchased his securities for cash. Please revise to state
        the aggregate offering price for the 10 million shares he purchased. In addition,
        please clarify whether Mr. Cronin received cash in exchange for shares distributed
        to friends and family members. If so, please disclose the aggregate offering price.
        If not, please disclose the type and amount of consideration he received. Refer to
        Item 701(c) of Regulation S-K.

21.   Please provide disclosure relating to the sale of preferred stock to Mr. Cronin,
        which you discuss on page 28 of the prospectus.

Item 27. Exhibits Index, page 36

22.   The sentence preceding the exhibit index states that all listed exhibits are filed
        with this Registration Statement. We note, however, that some of your exhibits
        were filed with your previous registration statement on Form S-1. Please file all
        such exhibits with your next amendment.

Exhibit 5.1

23.   Please file a revised opinion that includes counsel's consent to filing the opinion
        as an exhibit to the registration statement.

                                       ******

         As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

         Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
     filing effective, it does not foreclose the Commission from taking any action with
     respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
     declaring the filing effective, does not relieve the company from its full responsibility
     for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
     defense in any proceeding initiated by the Commission or any person under the
     federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

         We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3402 with any other questions.

Sincerely,

Angela McHale
Attorney-Advisor

cc: Jillian Ivey Sidoti, Esq.
        Law Offices of Jillian Sidoti *(via facsimile)*